FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.   1       FRN Variable Rate Fix dated 14 April 2004
No.   2       FRN Variable Rate Fix dated 14 April 2004
No.   3       FRN Variable Rate Fix dated 14 April 2004
No.   4       FRN Variable Rate Fix dated 14 April 2004
No.   5       FRN Variable Rate Fix dated 14 April 2004
No.   6       FRN Variable Rate Fix dated 16 April 2004
No.   7       FRN Variable Rate Fix dated 16 April 2004
No.   8       FRN Variable Rate Fix dated 16 April 2004
No.   9       FRN Variable Rate Fix dated 16 April 2004

Document No. 1

RE: NORTHERN ROCK PLC
    USD 5,350,000.00
    MATURING: 18-Jan-2005
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0121906621

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Apr-2004 to 15-Jly-2004 HAS BEEN FIXED AT 1.220000 PCT.

INTEREST PAYABLE VALUE 15-Jly-2004 WILL AMOUNT TO
USD 3.08 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2

RE: NORTHERN ROCK PLC
    USD 50,000,000.00
    MATURING: 15-Oct-2004
    ISSUE DATE: 15-Apr-2003
    ISIN: XS0166858018

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Apr-2004 to 15-Jly-2004 HAS BEEN FIXED AT 1.200000 PCT.

INTEREST PAYABLE VALUE 15-Jly-2004 WILL AMOUNT TO
USD 303.33 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 4,526,000.00
    MATURING: 09-Jly-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Apr-2004 TO 09-Jly-2004 HAS BEEN FIXED AT 4.506880 PCT.

INTEREST PAYABLE VALUE 09-Jly-2004 WILL AMOUNT TO:
GBP 10.74 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 4

RE: NORTHERN ROCK PLC
GBP 2,227,000.00
MATURING: 09-Oct-2009
ISSUE DATE: 03-Oct-2003
ISIN: XS0177078929

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Apr-2004 to 09-Jly-2004 HAS BEEN FIXED AT 4.506880 PCT.

INTEREST PAYABLE VALUE 09-Jly-2004 WILL AMOUNT TO
GBP 10.74 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

RE: NORTHERN ROCK PLC
GBP 20,000,000.00
MATURING: 10-Oct-2005
ISSUE DATE: 09-Apr-2003
ISIN: XS0166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Apr-2004 to 09-Jly-2004 HAS BEEN FIXED AT 4.426880 PCT.

INTEREST PAYABLE VALUE 09-Jly-2004 WILL AMOUNT TO
GBP 1,055.17 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6

RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 to 19-May-2004 HAS BEEN FIXED AT 0.228330 PCT.

INTEREST PAYABLE VALUE 19-May-2004 WILL AMOUNT TO
CHF 1.90 PER CHF 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 2,750,000.00
    MATURING: 15-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178852199

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Apr-2004 to 15-Jly-2004 HAS BEEN FIXED AT 4.470000 PCT.

INTEREST PAYABLE VALUE 15-Jly-2004 WILL AMOUNT TO
GBP 111.44 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 8

RE: NORTHERN ROCK PLC
    JPY 25,000,000,000.00
    MATURING: 19-Jan-2006
    ISSUE DATE: 19-Feb-2003
    ISIN: XS0162946916

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 to 20-Jly-2004 HAS BEEN FIXED AT 0.097130 PCT.

INTEREST PAYABLE VALUE 20-Jly-2004 WILL AMOUNT TO
JPY 248.00 PER JPY 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 9

RE: NORTHERN ROCK PLC
    USD 10,000,000.00
    MATURING: 19-Jan-2007
    ISSUE DATE: 19-Jan-2001
    ISIN: XS0123040213

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 to 19-Jly-2004 HAS BEEN FIXED AT 1.260000 PCT.

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO
USD 318.50 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  19 April 2004            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary